Points International Ltd.
Management Discussion and Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which is also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited interim financial statements (including the notes thereon) for the three and six months ended June 30, 2010 and the Corporations’ Press Release dated August 10, 2010 announcing its second quarter 2010 financial results. Further information, including Points’ Annual Information Form (“AIF”) and Form 20 F for the year ended December 31, 2009, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of August 10, 2010.

FORWARD LOOKING STATEMENTS

This MD&A contains or incorporates forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and forward looking information within the meaning of the “safe harbour” provisions of applicable Canadian securities legislation (collectively, “forward looking statements”). These forward looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “guidance”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s second quarter 2010 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 20 F, and Annual Management’s Discussion and Analysis.

Points does not undertake any obligation to update or release any revisions to these forward looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

Points International Ltd.
Management Discussion and Analysis

Q2 2010 BUSINESS DEVELOPMENTS AND TO DATE

Partner Updates

1)	Points partners with Alitalia

Points signed a multi year deal with Alitalia to offer Loyalty Currency Services to members of Alitalia’s frequent flyer program MileMiglia. Frequent flyer members will have the option to Buy MileMiglia miles, Transfer miles from one member to another, and Gift miles to other members via Points’ industry leading miles and points purchase platform. The Corporation will take a lead role in the operation, marketing and commercial transaction support for the Alitalia service.

2)	Points launches new functionality into Europe

Points launched the first Transfer functionality with a major European partner with British Airways, one of the most recognized partners in the international marketplace.

3)	Points partners with UK Airmiles Travel Rewards program

Points has partnered with the UK Airmiles travel reward program, operated by The Mileage Company. The new partnership means that Airmiles members can now Buy miles for themselves or Gift Airmiles to other members via www.airmiles.co.uk.

4)	Points partners with La Quinta Inns & Suites

La Quinta Inns & Suites and Points joined forces to provide La Quinta Returns® loyalty program members additional flexibility with their points. La Quinta Returns® members will have the option to Buy points for themselves or Gift points to other members via the industry leading ePoch technology platform.

5)	Points teams up with Virgin America

Points has added Virgin America’s Elevate frequent flyer program to its partner network. The 1.3 million members of the airline’s Elevate frequent flyer program now have the option to Buy points for themselves, Transfer points from one member to another, or Gift points to other members via the ePoch technology platform.

6)	Points launches Delta on points.com

Points launched new functionality enabling the sale of Delta SkyMiles on the Consumer Hub at www.points.com. This was facilitated through the ingenuity built into the ePoch technology platform.

7)	Points expands partnership with Amtrak

The expanded partnership now gives Amtrak Guest Rewards® members the ability to Transfer points. Under the existing agreement with Amtrak, Points offers Amtrak Guest Rewards® members the opportunity to Buy and Gift points to other members via Points’ upgraded ePoch technology platform.

8)	Points expands options for members of TrueBlue

Points is now powering the new ShopTrue online earn mall, making it easier for members of TrueBlue, JetBlue Airways customer loyalty program, to earn points towards reward travel with the grand opening of ShopTrue. Jetters can now accrue points for everyday purchases with more than 800 participating retailers. ShopTrue is an expansion of the existing partnership between Points and JetBlue that launched in 2008 with the Buy TrueBlue Points service, enabling members to Buy points for themselves or Gift points to other members via Points industry leading miles and points purchase platform.

Points International Ltd.
Management Discussion and Analysis

Project ePoch

1)	Upgrade of Technology Platform

A major focus of the Company’s investment strategy for 2010 is to continue to substantially enhance its technology platform. Development of the platform began in 2009 with the objective of enabling Points to deliver enhanced services and functionality and significantly improving operational efficiencies, including reducing the time and effort to integrate new partners. The technology upgrade has expanded functionality to an initial set of Points’ loyalty program partners and management expects to upgrade all of its partners to the ePoch platform in 2010.

2)	Redesign and Rebrand of the Consumer Hub at www.points.com

On July 28, 2010 Points launched the rearchitected Consumer Hub at www.points.com. The website was designed with an entirely new user interface focused on managing enhanced content, integrating new partners and augmenting transaction functionality. This redesign will affect all aspects of the consumer proposition from brand positioning, look and feel, user interface, transaction flows, and product functionality. Continued development of the site is expected to continue throughout 2010 which will add improved

REVENUE RECOGNITION OVERVIEW

The Corporation categorizes its revenue in three ways. First, principal revenue includes loyalty program sign up fees, technology design, development and maintenance revenue, hosting and management fees, and reseller revenue. Under a reseller arrangement, the Corporation takes on a principal role in a combination of the Buy, Gift and Transfer products and assumes additional responsibility (i.e., credit and/or inventory risk) for the operation of these products. Principal revenue has been recorded on a gross basis in accordance with Emerging Issues Committee (“EIC”) 123, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Technology design and development fees received for product development are recorded evenly over the initial term of the contract. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenues received from partners which is not transactional in nature but has been earned in the period. Third, interest revenue is any revenue earned through the Corporation’s investing activities arising from its operating cash flow.

USE OF NON GAAP TERMS

The Corporation’s financial statements are prepared in accordance with Canadian GAAP. Management uses GAAP and non GAAP measures to better assess the Corporation’s underlying performance and provides this additional information in this MD&A so that readers may do the same.

Gross Margin

Management recognizes that total revenues less direct cost of principal revenue, hereafter referred to by management as gross margin, is a non GAAP financial measure which does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance. Management is driving a shift in the Corporation’s revenue mix toward principal relationships with higher gross margins that are expected to lead to sustained profitability for the Corporation. Many of the recent agreements signed with partners have been under the reseller model, and the additional services that will be launched on the Consumer Hub at www.points.com are expected to improve gross margins. Combined with a strict focus on containing operating expenditures, these new deals and products are expected to be accretive to overall profitability.

Points International Ltd.
Management Discussion and Analysis

Gross Margin Information	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
(In thousands of US dollars)	2010	2010	2009	2010	2009
Total revenue	$21,663	$23,502	$21,324	$45,165	$42,470
Direct cost of principal revenue	17,356	19,287	18,025	36,643	35,551
Gross margin	$4,307	$4,215	$3,299	$8,522	$6,919
Gross margin %	20%	18%	15%	19%	16%

Direct cost of principal revenue consists of the directly variable and attributable costs incurred for revenues earned. Those are cost of miles paid to partners for miles transacted, and credit card processing fees and adjustments. Direct costs will continue to scale with the number and size of loyalty programs contracted under the principal model, and with the growth of existing products.

Gross margin of $4,307 for the second quarter of 2010 was in line with the prior quarter. This was achieved despite a lower level of revenue due to a favourable change in the balance of sales by partner and performance related per mile/point principal cost reductions.

Gross margin of $4,307 for the second quarter of 2010 increased $1,008 or 31% from the second quarter of 2009. This was driven by performance related per mile/point principal cost reductions, the addition of AirFrance KLM and Mexicana Airlines in the second half of 2009, and improved chargeback mitigation tools and resources.

Gross margin of $8,522 for 2010 year to date increased by $1,603, or 23%, from the prior year. This can be attributed to a 34% increase in transactional activity over the prior year period driven by aggressive marketing in a number of our principal relationships, the restructured relationship with US Airways and the additions of AirFrance KLM and Mexicana Airlines in 2009.

Earnings (Loss) Before Interest, Taxes, Depreciation, Amortization, Foreign Exchange, Impairment and Restructuring (“EBITDA”)

Management defines EBITDA as earnings (loss) before interest, taxes, depreciation, amortization, foreign exchange, impairment and restructuring. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

The term EBITDA does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other issuers.

Management believes that EBITDA is an important measure because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid capitalization companies. EBITDA is one of the measures used internally to evaluate performance, and employee bonuses are based on achieving an EBITDA target approved by the Board of Directors.

Points International Ltd.
Management Discussion and Analysis

Reconciliation of Operating Income (Loss) to EBITDA

	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
(In thousands of US dollars)	2010	2010	2009	2010	2009
Operating income (loss)	$98	$133	$(382)	$231	$(1,327)
Amortization	152	135	177	287	350
Foreign exchange (gain)/loss	(13)	(22)	(361)	(35)	(169)
EBITDA	$237	$246	$(566)	$483	$(1,146)

For the second quarter ended June 30, 2010, the Corporation’s EBITDA was $237, comparable to the prior quarter, and, an increase of $803 from the comparable period in the prior year. The increase was the result of record second quarter transaction levels driven by continued improvements in the number and effectiveness of promotional efforts made on behalf of loyalty program partners, and improved gross margins from principal relationships.

EBITDA for 2010 has improved from ($1,146) to $483 as a result of improved gross margins from principal relationships along with realized operational cost savings driven by cost containment initiatives undertaken by management.

SELECTED FINANCIAL INFORMATION

The following information is provided to give context to the broader comments elsewhere in this MD&A.

	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
(In thousands of US dollars)	2010	2010	2009	2010	2009
Revenue	$21,663	$23,502	$21,324	$45,165	$42,470
Gross margin	4,307	4,215	3,299	8,522	6,919
EBITDA	237	246	(566)	483	(1,146)
Income (loss) before income taxes	92	118	(393)	210	(1,351)
Net income (loss)	$92	$460	$(471)	$552	$(1,570)
Earnings (loss) per share
Basic	$0.00	$0.00	$0.00	$0.01	$(0.01)
Diluted	$0.00	$0.00	$0.00	$0.01	$(0.01)
Weighted average shares outstanding
Basic	149,821,428	149,820,940	149,820,940	149,821,185	149,820,940
Diluted	150,421,392	149,913,078	149,822,517	150,173,247	149,821,531
Total assets	$43,315	$50,339	$39,581	$43,315	$39,581
Shareholders’ equity	$13,739	$13,746	$10,938	$13,739	$10,938

BUSINESS CONDITIONS

In the fourth quarter of 2008, the global recession placed significant pressure on the travel and loyalty program industries leading to a softening in the purchase of miles and points through the second quarter of 2009. Since then, Points’ Loyalty Currency Services have responded to its partners interest in boosting awareness and overall marketing activity resulting in record levels of points and miles transacted in the fourth quarter of 2009. This momentum has continued into the first half of 2010.

Points International Ltd.
Management Discussion and Analysis

Points and miles transacted is considered a key performance measure by management, as it is viewed as an indicator of the overall demand for the Corporation’s products and services. Fluctuations in miles and points transacted are significantly impacted by the timing of promotions run by Points on behalf of its loyalty program partners and, to a lesser extent, seasonality. Historically, the Corporation experiences slightly higher activity in November and December as redemption levels increase during the holiday season.

Total points and miles transacted in the second quarter of 2010 increased 36% over the prior year period and remained constant with the levels achieved in the first quarter of 2010. Transactional levels in 2010 have rebounded from the softening in demand for the Corporation’s goods and services experienced in the first half of 2009, building on the record quarterly levels of points and miles transacted in the fourth quarter of 2009. Aggressive marketing efforts and the launch of Mexicana in the second quarter of 2009 and Air France KLM in the third quarter of 2009 contributed to the improvement over the prior years.

Management anticipates total transactional activity in 2010 to improve on the 2009 results through organic growth in existing partnerships and the addition of new loyalty program partners. The Corporation’s marketing plan for 2010 incorporates similar promotional activity patterns as 2009 to maximize the marketing efforts and resources of the Corporation.

RESULTS OF OPERATIONS

Revenue

	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
(In thousands of US dollars)	2010	2010	2009	2010	2009
Principal revenue	$20,063	$21,837	$19,640	$41,900	$39,000
Other partner revenue	1,595	1,664	1,675	3,259	3,426
Interest	5	1	9	6	44
Total Revenue	$21,663	$23,502	$21,324	$45,165	$42,470

Revenue for the three months ended June 30, 2010 was $21,663, an increase of $339 or 2% over the three months ended June 30, 2009, and a decrease of $1,839 over the first quarter of 2010. Revenue for the six months ended June 30, 2010 was $45,165, an increase of $2,695 or 6% over the comparable period in the prior year.

Principal revenue in the three and six month periods ended June 30, 2010 has increased by $423 and $2,900 over the prior year. The growth in revenue was driven by the additions of Mexicana and AirFrance KLM, the restructured relationship with US Airways, and organic growth within the existing partner base. These have been offset by the restructured relationship with Delta Airlines effective October 1, 2009. Principal revenue in the second quarter of 2010 decreased by $1,774 over the first quarter of 2010 due to a change in the partner sales mix driven by the marketing promotional calendar.

Points International Ltd.
Management Discussion and Analysis

Other partner revenue decreased by $80 and $67 for the three and six month periods ended June 30, 2010, respectively, as the partner base continues to realign with Points under reseller agreements.

Interest revenue has declined due to the decline in short term interest rates relative to 2009. At June 30, 2010, the Corporation’s investments were earning interest between 0.01% and 0.35% per annum.

Dependence on Loyalty Program Partners

For the three month period ended June 30, 2010, there were three (2009 – two) customers who individually represented more than 10% of the Corporation’s total revenue. In aggregate, these three customers represented 80% (2009 – 85%) of the Corporation’s revenues.

For the six month period ended June 30, 2010, there were three (2009 – two) customers who individually represented more than 10% of the Corporation’s total revenue. In aggregate, these three customers represented 81% (2009 – 84%) of the Corporation’s revenues.

The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition. Management anticipates the percentage of revenue contributed by these three partners to decline in 2010 as it launches new partnerships.

Ongoing operating costs

	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
(In thousands of US dollars)	2010	2010	2009	2010	2009
Employment costs	$2,646	$2,664	$2,685	$5,310	$5,456
Marketing and communications	282	262	263	544	731
Technology services	224	211	235	435	442
Operating expenses	918	832	682	1,750	1,436
Total	$4,070	$3,969	$3,865	$8,039	$8,065

Ongoing operating costs were $4,070, an increase of $101 over the first quarter of 2010, and $205 over the three months ended June 30, 2009. Management’s ability to control ongoing operating costs is a key focus to ensure that increases to gross margin are accretive to EBITDA.

Employment Costs

Employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and other government charges. Employment costs are predominantly incurred in Canadian dollars. Employment costs of $2,646 in the second quarter of 2010 were relatively stable with the prior quarter and the comparable period in the prior year; and decreased $146 over the six month period ended June 30, 2009.

Employment costs declined over the prior year period due to the continued investment in the development of the new Loyalty Currency Services platform and the redesign of the Consumer Hub at www.points.com, which has led to higher capitalized employment costs over the prior year period. Efficiencies expected to be gained from the new Loyalty Currency Services platform enabled the Corporation to begin restructuring its operating expenses in 2009 with a significant reduction in the use of external contractors during the second half of 2009. Total full time equivalents for the second quarter of 2010 were 99, an increase from 96 in the prior quarter, and a decline from 120 in the prior year. While the Corporation has managed to reduce the use of external contractors and utilize existing staff more efficiently, the decline in employment costs over the prior year periods was minimized by the devaluation in the US dollar of approximately 16% from the first six months of 2009. Management does not expect significant headcount adjustments in the remainder of 2010.

Points International Ltd.
Management Discussion and Analysis

Marketing and Communications

Marketing expenditures are focused on loyalty program marketing initiatives, increasing the number of placements on contracted loyalty program websites and the effectiveness of existing placements. Marketing costs increased by $19 over the prior three month period ended June 30, 2009 due to initial costs incurred related to the rebrand and redesign of the Consumer Hub at www.points.com. These were offset by targeted reductions in discretionary promotional expenditures in anticipation of the new Consumer Hub at www.points.com to be launched in the third quarter of 2010.

Marketing expenditures decreased by $187 over the prior six month period ended June 30, 2009 as a result of one time costs incurred in efforts to promote a partner program.

Technology Services

Technology expenses include online hosting and managed services, equipment rental, software licenses and technology lease expenses. Costs of technology services for the three and six months ended June 30, 2010 are comparable to the prior quarter and prior year period.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses have increased $86 over the prior quarter, $236 over the prior year three month period, and $314 over the prior six month period ended June 30, 2009. The increase is attributable to an increase in professional fees relating to the annual general meeting and increased travel relating to fostering new partnerships.

Amortization, interest and other expenses

	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
(In thousands of US dollars)	2010	2010	2009	2010	2009
Amortization	$152	$135	$177	$287	$350
Foreign exchange gain	(13)	(22)	(361)	(35)	(169)
Interest and other charges	6	15	11	21	24
Future income taxes (recovery) expenses	-	(342)	78	(342)	219
Total amortization, interest and other expenses	$145	$(214)	$(95)	$(69)	$424

Amortization Expense

Amortization expense decreased $25 over the prior three month period ended June 30, 2009, and $63 over the prior six month period ended June 30, 2009, primarily due to the end of the amortization period with respect to certain purchases made by the Corporation in prior years. Amortization expense is expected to increase in the second half of 2010 as the Corporation begins to amortize its new technology platforms. For more information on project ePoch refer to page 4.

Points International Ltd.
Management Discussion and Analysis

Foreign Exchange Gain

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. The majority of the Corporations’ revenues in 2010 were transacted in US dollars with portions of its revenues denominated in Euros, Canadian dollars, and British Pounds. The cost of principal revenue is generally denominated in the same currency as the revenue earned, minimizing the exposure to foreign exchange currency risk. Ongoing operating costs, consisting of employment costs, marketing and communications, technology services, and operating expenses, are primarily in Canadian dollars exposing the Corporation to foreign exchange risk with a depreciating US dollar against the Canadian dollar.

As part of the risk management strategy of the Corporation, management engages in foreign currency hedging activities using derivative financial instruments, including foreign currency forward contracts. The Corporation does not use derivative instruments for speculative purposes. The majority of the anticipated ongoing operating costs, denominated in Canadian dollars, are hedged using foreign currency forward contracts extending up to 12 months.

The Corporation has entered into foreign currency forward contracts to hedge exposures relating to foreign currency anticipated transactions and these contracts have been designated as cash flow hedges. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income (loss) and is subsequently recognized in income when the hedged exposure affects income.

For the three and six month period ended June 30, 2010, the Corporation reclassified $39 and $57 respectively net of tax from other comprehensive income into earnings. Any ineffective portion of the derivative’s gain or loss is recognized in current income. The cash flow hedges were fully effective at June 30, 2010.

As at June 30, 2010, the unrealized loss on the outstanding foreign currency forward contracts was $60. Unrealized losses associated with these contracts are recorded in Accounts payable and accrued liabilities and Accumulated other comprehensive loss. The total notional value of contracts outstanding is $8,235 at July 31, 2010, with maturities extending until July 2011.

For the three and six month periods ended June 30, 2010, the Corporation recorded a foreign exchange gain of $13 and $35 respectively (2009 – $361 and $169). The devaluation of the Euro favourably impacted costs denominated in the Euro, partially offset by an unfavourable impact on cash reserves. The appreciation of the Canadian dollar unfavourably impacted ongoing operating costs, partially offset by realized gains on hedging instruments which matured in the quarter.

Recovery of Future Income Taxes

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized.

Points International Ltd.
Management Discussion and Analysis

Net income (loss) and earnings (loss) per share

	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
(In thousands of US dollars)	2010	2010	2009	2010	2009
Net Income (loss)	$92	$460	$(471)	$552	$(1,570)
Earnings (loss) per share
Basic	$0.00	$0.00	$0.00	$0.01	$(0.01)
Diluted	$0.00	$0.00	$0.00	$0.01	$(0.01)

The Corporation reported net income of $92, or nil per share for the three month period ended June 30, 2010, compared with net income of $460 for the three month period ended March 31, 2010. The decrease was largely due to a significant recovery of future income taxes recorded in the first quarter of 2010.

The Corporation reported net income of $92 for the second quarter of 2010, an increase of $562 over the prior year. The increase was attributable to an increase in EBITDA which was partially offset by higher professional fees resulting from the annual general meeting.

Net income increased $2,122 over the six month period ended June 30, 2009 resulting from operational cost containment, improved margins in new and restructured partner agreements, and the recognition of tax assets relating to the recovery of tax losses from prior years.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 149,821,428 common shares for the three month period ended June 30, 2010, consistent with the three month period ended June 30, 2009.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at
	June 30,	March 31,	December 31,	June 30,
(In thousands of US dollars)	2010	2010	2009	2009
Total funds available	$29,280	$38,036	$35,534	$29,445
TOTAL ASSETS	43,315	50,339	47,143	39,581
Current liabilities	28,866	36,216	33,911	28,436
Shareholders' Equity	13,739	13,746	12,931	10,938
LIABILITIES AND SHAREHOLDERS' EQUITY	43,315	50,339	47,143	39,581
Working Capital	$3,830	$5,865	$5,373	$4,284

The Corporation’s financial strength is reflected in its balance sheet. As at June 30, 2010, the Corporation continues to remain debt free with $29,280 (December 31, 2009 – $35,534) of total funds available, which is comprised of cash and cash equivalents, restricted cash, funds receivable from payment processors, and security deposits.

The Corporation’s working capital (defined as current assets minus current liabilities) declined from $5,373 as at December 31, 2009 to $3,830 as at June 30, 2010 due to the continued targeted investment in the new ePoch technology platform and the rebrand and redesign of the new Consumer Hub at www.points.com.

Points International Ltd.
Management Discussion and Analysis

Sources and Uses of Cash

Cash Inflow (Outflow) Summary	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
(In thousands of US dollars)	2010	2010	2009	2010	2009
Operating activities	$(3,074)	$3,679	$(1,917)	$605	$853
Investing activities	(2,097)	(1,983)	(255)	(4,080)	(386)
Effects of exchange rates	(300)	(253)	675	(553)	373
Change in cash and cash equivalents	$(5,471)	$1,443	$(1,497)	$(4,028)	$840

Operating Activities

Negative operating cash flows in the second quarter of 2010 were due to the timing of payments with certain loyalty program operators.

Investing Activities

Cash used in investing activities of $2,097 and $4,080 for the three and six month periods June 30, 2010, were primarily related to the investment into the development of the new Loyalty Currency Services technology platform and Consumer Hub at www.points.com, as well as leasehold improvements. In the first quarter of 2010, the Corporation also purchased short term investments held as collateral for the Corporation’s hedging facility and accounted for as restricted cash.

Management anticipates significant levels of capital expenditures to be incurred throughout 2010 as it continues to focus on the rebrand and redesign of the Consumer Hub at www.points.com, a core strategy to the Corporation’s future growth plans.

Financing Activities

The Corporation did not use or generate funds from financing activities during fiscal 2009 or the six month period ended June 30, 2010. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

Contractual Obligations and Commitments

	Total	2010	(3)	2011	2012	2013	2014+
Operating lease(1)	$4,452	$493		$627	$608	$611	$2,113
Principal revenue(2)	100,514	7,483		31,594	26,498	16,638	18,301
	$104,966	$7,976		$32,221	$27,106	$17,249	$20,414

(1)	The Corporation is obligated under various operating leases for premises, purchase commitments and equipment and service agreements for web hosting services.

(2)

In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of points and miles transactions processed over the term of its agreements with certain loyalty program partners. In connection with this type of guarantee, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation would be able to utilize this mileage in subsequent sales activity, incentive programs, and marketing activities. The Corporation does not anticipate that it will incur any further material financial obligations as a result of these contractual commitments. Accordingly, no amount has been recorded in the consolidated financial statements to date related to such future contractual commitments.

(3)	These represent contractual obligations and guarantees for the remainder of 2010.

Points International Ltd.
Management Discussion and Analysis

OUTSTANDING SHARE DATA

As at August 3, 2010, the Corporation has 149,826,495 common shares outstanding and 10,514,798 outstanding options to acquire up to 10,514,798 common shares. The options have exercise prices ranging from $0.34 to $2.49 with a weighted average exercise price of $0.98. The expiration dates of the options range from August 2010 to May 2015. The following table lists the common shares issued and outstanding as at August 3, 2010 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	149,826,495
Convertible Securities: Stock options	10,514,798	CAD$ 10,286,878
Diluted Common Shares Issued & Outstanding	160,341,293	CAD$ 10,286,878
Securities Excluded from Calculation: Options Available to grant from ESOP (1)	667,329

(1) The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised and the number of outstanding stock options.

Cash from Exercise of Options

The following are options due to expire within 12 months from August 3, 2010.

Expiring Options

			Weighted
			Average Strike	Proceeds
Security Type	Month of Expiry	Number	Price (CAD $)	(CAD$ thousands)

Options	August 8, 2010	1,000,000	$ 1.07	$ 1,070
Options	August 8, 2010	500,000	1.80	900
Options	August 17, 2010	2,500	1.12	3
Options	September 19, 2010	73,332	1.66	122
Options	September 25, 2010	45,556	0.83	38
Options	January 25, 2011	145,000	1.00	145
Options	May 10, 2011	410,833	$ 0.74	304
Total		2,177,221		$ 2,582

Points International Ltd.
Management Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts
			Basic earnings	Diluted earnings
Three month period ended	Total Revenue	Net income (loss)	(loss) per share	(loss) per share
June 30, 2010	$21,663	$92	$0.00	$0.00
March 31, 2010	$23,502	$460	$0.00	$0.00
December 31, 2009	$16,577	$1,898	$0.01	$0.01
September 30, 2009	$20,732	$(264)	$0.00	$0.00
June 30, 2009	$21,324	$(471)	$0.00	$0.00
March 31, 2009	$21,146	$(1,099)	$(0.01)	$(0.01)
December 31, 2008	$21,702	$(3,027)	$(0.02)	$(0.02)
September 30, 2008	$20,384	$(1,373)	$(0.01)	$(0.01)
June 30, 2008	$17,300	$43	$0.00	$0.00

CRITICAL ACCOUNTING ESTIMATES

Evaluation of Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the fair value. If the carrying value cannot be recovered from future discounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time. Because the valuation of goodwill requires significant estimates and judgment about future performance and fair value, our future results could be affected if our current estimates of future performance and fair value change.

Income Taxes

The Corporation is required to estimate the income taxes in each of the jurisdictions in which it operates. This includes estimating a value for existing net operating losses based on the Corporation’s assessment of its ability to utilize them against future taxable income before they expire. If the Corporation’s assessment of its ability to use the net operating losses proves not to be accurate in the future, more or less of the net operating losses might be recognized as assets, which would impact the income tax expense, and consequently affect the Corporation’s net earnings in the relevant year.

The Corporation is subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities involves certain uncertainties in interpreting complex tax regulations, management’s best estimate is used to determine potential tax liabilities. Differences between the estimates and the actual amount of taxes are recorded in net earnings at the time they can be determined.

Stock based Compensation

The Corporation applies the fair value method to all grants of stock options. The fair value of options granted is estimated at the date of grant using the Black Scholes option pricing model incorporating assumptions regarding risk free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest based on performance related conditions, as well as the options that are expected to vest based on future service, are recorded over the option’s vesting period and charged to earnings with a corresponding charge to contributed surplus. In determining the amount of options that are expected to vest, the Corporation takes into account the voluntary termination behavior as well as trends in actual option forfeitures.

Points International Ltd.
Management Discussion and Analysis

Changes in the subjective input assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options. A change in the assumptions used by the Corporation could have an impact on net earnings.

FUTURE ACCOUNTING POLICY CHANGES

Transition to International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“ASCB”) confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged with IFRS, as issued by the International Accounting Standards Board (“lASB”).

For its 2011 interim and annual financial statements, the Corporation will be required to report under IFRS and to provide IFRS comparative information for the 2010 fiscal year.

IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Corporation has established an implementation team which is overseen by the audit committee.

In order to prepare for the transition to IFRS, the Corporation has developed a formal IFRS transition plan which consists of three related Phases: (i) Planning and Governance; (ii) Review and Detailed Assessment; and (iii) Implementation and Post Implementation Review.

Planning and Governance – This Phase involves a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS; a preliminary evaluation of IFRS 1 First Time Adoption of International Financial Reporting Standards (“IFRS 1”) exemptions for first time IFRS adopters (“IFRS 1 exemptions”); and a high level assessment of potential consequences for financial reporting, business processes, internal controls and information systems. An internal team was established including the hiring of a project manager and the engagement of an external advisor.

Review and Detailed Assessment – This Phase involves prioritizing the accounting treatment issues identified in the Planning and Governance Phase; finalizing the Corporations preliminary decisions with respect to the IFRS 1 exemptions; reviewing and approving preliminary accounting policy choices; preparation of accounting position papers; quantification of preliminary transition adjustments, performing a detailed impact assessment and designing changes to systems and business processes; and drafting of the IFRS financial statement content.

Decisions with respect to IFRS 1 exemptions and accounting policy choices will ultimately be made based on the IFRS standards that will be effective at the date of transition. Consequently, decisions made in this Phase will be preliminary until all of the IFRS standards applicable at the conversion date are known.

Implementation and Post Implementation Review – This Phase involves embedding changes to systems, business processes and internal controls; determining the opening IFRS transition balance sheet and tax impacts; conducting parallel accounting under Canadian GAAP and IFRS; and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements. This Phase also involves conversion assessment, evaluating improvements for a sustainable operational lFRS model, and testing the internal controls environment.

The Corporation has completed the Planning and Governance Phase and is continuing to work through the Review and Detailed Assessment Phase.

Points International Ltd.
Management Discussion and Analysis

Set out below are significant differences between Canadian GAAP and IFRS that the Corporation has currently identified. This is not a comprehensive list of changes that will result from the transition to IFRS but rather highlights areas of accounting differences the Corporation has currently identified as having a high potential impact. Further changes may be identified as the Corporation finalizes completion of the Review and Detailed Assessment Phase and as the IASB continues to issue new accounting standards during the conversion period. At this point, the Corporation is not able to reasonably quantify the expected impacts of the changes noted.

IFRS 1 First Time Adoption of International Financial Reporting Standards (“IFRS 1”)

Upon adoption of IFRS on January 1, 2010, the Corporation is required to apply IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions from this general requirement. The following are the significant optional exemptions available under IFRS 1 that the Corporation expects to apply in preparing its first financial statements under IFRS. As the Corporation has not yet completed the Review and Detailed Assessment phase, further elections may be taken by the Corporation as deemed appropriate.

IAS 16 Property, Plant and Equipment	IFRS 1 offers the option for entities to use fair value as deemed cost for the opening balance of items of property, plant and equipment. The Corporation will elect to use the Canadian GAAP valuation as the deemed cost.
IFRS 2 Share based Payments	The Corporation has elected under IFRS 1, to not retrospectively apply IFRS 2 to options and warrants that had vested before the transition date.
IFRS 3 Business Combinations	The Corporation has elected under IFRS 1, to not apply IFRS 3 retrospectively to business combinations that occurred before the date of transition to IFRS.
IAS 21 The Effects of Changes in Foreign Exchange Rates	The Corporation has elected under IFRS 1, to not apply IAS 21 retrospectively and reset all cumulative translation gains and losses to zero in opening retained earnings on the date of transition. This was on the basis that the adjustment is expected to reduce opening retained earnings under IFRS.

IFRS 2 Share based Payments (“IFRS 2”)

IFRS 2 requires that if the equity instruments granted do not vest until the counterparty completes a specified period of service, the entity should account for them as they are rendered during the vesting period. If the options vest in installments, each tranche is to be considered a separate award with the compensation cost amortized accordingly.

Canadian GAAP permits the Corporation to consider the total fair value of the options that are ultimately expected to vest based on performance related conditions and on future service, to be recognized as compensation cost over the option’s vesting period and charged to earnings with a corresponding charge to contributed surplus.

The Corporation has determined that the effect of implementing IFRS 2 on transition will increase the employee stock option expense recognized through opening retained earnings. On a go forward basis, employee stock option expense will be recognized over an accelerated timeframe to match the vesting periods of the individual option tranches.

IAS 7 Statement of Cash Flows (“IAS 7”)

Consistent with Canadian GAAP, IAS 7 requires the classification of cash flows into operating, investing, and financing activities. Under IAS 7 there is more discretion awarded to management in determining the appropriate grouping for certain cash flows. The Corporation has elected to reclassify interest paid from cash flows used by operating activities to cash flows from financing activities.

Points International Ltd.
Management Discussion and Analysis

The Corporation will continue to use the indirect instead of the direct method for presenting operating cash flows which is consistent with the Corporation’s current accounting policy.

IAS 36 Impairment of Assets (“IAS 36”)

IAS 36 uses a one step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). Canadian GAAP however, uses a two step approach: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values. We do not expect the difference in methodologies to result in additional asset impairments upon transition to IFRS.

Additionally, under Canadian GAAP assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes. IFRS requires that assets be tested for impairment at the level of cash generating units (“CGU”), which is the lowest level of assets that generate largely independent cash inflows. Goodwill will be allocated to the CGU(s) that are expected to benefit from the synergies that goodwill represents. Goodwill impairments will be recognized when the carrying amount of a CGU to which the goodwill has been allocated exceeds the recoverable amount of the CGU. Impairment losses will be allocated first to goodwill and pro rata to the remaining assets in the CGU. If the conditions causing impairment end, any non goodwill impairment will be reversed. Canadian GAAP prohibits reversal of impairment losses.

The Corporation is in the process of finalizing the impairment testing for the opening balance sheet under IFRS.

Other Impacts

The impact of the transition to IFRS on the Corporation’s operations, disclosure controls and internal controls over financial reporting will be assessed once the impacts of the standards as a whole have been identified.

The IASB also has significant ongoing projects, which management is monitoring, that could affect the ultimate differences between Canadian GAAP and IFRS and the impact those differences have on the Corporation’s results of operations, financial position and disclosures.

The information above is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

Business Combinations

In January 2009, the CICA issued a new Handbook Section 1582, “Business Combinations.” Section 1582 will be converged with IFRS 3, “Business Combinations” and replaces Handbook Section 1581, “Business Combinations.” Section 1582 establishes the standards for the measurement of a business combination and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This Section is effective for business combinations for which the acquisition date is on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1601, “Consolidated Financial Statements” and Section 1602, “Non controlling Interests.”

Points International Ltd.
Management Discussion and Analysis

Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements,” which replaces Handbook Section 1600, “Consolidated Financial Statements” other than the standards relating to non controlling interests. The Section establishes the standards for preparing consolidated financial statements and is effective for fiscal years beginning on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1582, “Business Combinations” and Section 1602, “Non controlling Interests.”

Non controlling Interests

In January 2009, the CICA issued new Handbook Section 1602, “Non controlling Interests,” which establishes standards for the accounting of non controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is effective for fiscal years beginning on or after January 1, 2011. The Corporation may elect to early adopt this Section and if so, will be required to early adopt Section 1582, “Business Combinations” and Section 1601, “Consolidated Financial Statements.”

Revenue Arrangements with Multiple Deliverables

In December 2009, the Accounting Standards Board issued new EIC 175, to replace the existing EIC 142 “Revenue Arrangements with Multiple Deliverables”. These amendments require a vendor to allocate arrangement consideration at the inception of an arrangement to all deliverables using the relative selling price method. It also changes the level of evidence of the standalone selling price required to separate deliverables when more objective evidence of the selling price is not available. Given the requirement to use the relative selling price method of allocating arrangement consideration, it prohibits the use of the residual method.

EIC 175 may be applied prospectively and should be applied to revenue arrangements with multiple deliverables entered into or materially modified in the first annual fiscal period beginning on or after January 1, 2011. Early adoption is permitted.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52 109 Certification of Disclosure in Issuers' Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, the Corporation's internal control over financial reporting.